EuroConsult Capital LLC

Member FINRA

767 Third Avenue
19th Floor
New York, NY 10017
Tel: 212.972.4300

EuroConsult Capital LLC's Exemption Report

EuroConsult Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. EuroConsult Capital, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2015.

2. EuroConsult Capital, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2015 to December 31, 2015, without exception.

EuroConsult Capital, LLC

I, Evan S. Yellin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Managing Director

Title

February 8 , 2016